July 21, 2017

VIA EDGAR (Correspondence)
Mr. Jim Allegretto Senior Assistant Chief Accountant Office of Consumer Products U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Enel Américas S.A. Form 20-F for the Fiscal Year Ended December 31, 2016 File No. 1-12440 Filed April 28, 2017

Dear Mr. Allegretto,

This letter is in our response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated July 13, 2017, in connection with the Annual Report on Form 20-F of Enel Américas S.A. (“Enel Américas” or the “Company”) for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by Enel Américas’s responses.

Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2016 Form 20-F.

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Enel Américas S.A. Form 20-F for the Fiscal Year Ended December 31, 2016

Notes to the Financial Statements

4. Sector Regulation and Electricity System Operations

Argentina, page F-45

1.

In a response letter dated September 7, 2016, you indicated that you would classify funds received from CAMMESA within financing activities beginning with your fiscal 2016 Form 20-F. It does not appear such reclassifications were made in the 2016 Form 20-F. Please tell us why you did not make the proposed revisions to your fiscal 2015 and 2014 statements of cash flows in your 2016 Form 20-F and whether such treatment was consistent with the current year’s classification. In this regard, please tell us where you have classified fiscal 2016 CAMMESA loan activity within your statement of cash flows and quantify the related amounts.

Response:

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

As noted in the response letter dated September 7, 2016, Enel Américas advised the Staff that it would classify the funds received from CAMMESA within financing activities beginning with its Annual Report on Form 20-F for the year ending December 31, 2016 and future reports. In addition, as noted in the response letter dated August 25, 2016, Enel Américas advised the Staff that the amounts relating to the funds received from CAMMESA for the fiscal years 2015 and 2014 were not, quantitatively and qualitatively, material to its consolidated financial statements.

Enel Américas noted that classification of the funds received from CAMMESA outside of operating activities would not represent a material change to its consolidated financial statements as quantitatively demonstrated in the following table:

	As reported			Reclassification outside operating activities			As modified			As a % change
Statement of cash flows	For the years ended December 31,						For the years ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(Millions of Chilean pesos)			(Millions of Chilean pesos)			(Millions of Chilean pesos)
Net cash flows from (used in) operating activities	1,923,451	1,698,038	1,700,976	(19,014)	(39,714)	-	1,904,437	1,658,324	1,700,976	(1)%	(2)%	0%
Net cash flows used in investing activities	(1,215,299)	(299,687)	(1,223,887)	-	-	-	(1,215,299)	(299,687)	(1,223,887)	0%	0%	0%
Net cash flows from (used in) financing activities	(1,060,214)	(1,283,460)	336,765	19,014	39,714	-	(1,041,201)	(1,243,745)	336,765	2%	3%	0%
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(352,063)	114,891	813,854	-	-	-	(352,063)	114,891	813,854	0%	0%	0%
Effect of exchange rate changes on cash and cash equivalents	(23,287)	(16,504)	(23,298)	-	-	-	(23,287)	(16,504)	(23,298)	0%	0%	0%
Net increase (decrease) in cash and cash equivalents	(375,350)	98,388	790,556	-	-	-	(375,350)	98,388	790,556	0%	0%	0%
Cash and cash equivalents at beginning of period	1,704,775	1,606,388	815,832	-	-	-	1,704,775	1,606,388	815,832	0%	0%	0%
Cash and cash equivalents at end of period	1,329,425	1,704,775	1,606,388	-	-	-	1,329,425	1,704,775	1,606,388	0%	0%	0%

The Company also noted that classification of funds received from CAMMESA outside of operating activities would not represent a material change under qualitative considerations since it would not involve (i) a change in earnings or other trends; (ii) a failure to meet analysts’ consensus expectations for the Company; (iii) a change of a loss into income or vice versa; (iv) non-compliance with regulatory requirements; (v) non-compliance with loan covenants or other contractual requirements; (vi) an increase in management’s compensation; or (vii) concealment of an unlawful transaction.

The Staff’s subsequent comment 3 in the comment letter dated August 31, 2016 only requested clarification on why the CAMMESA funds received should be classified within operating activities in future reports (emphasis added). Consequently, the Company believes that only funds received from CAMMESA beginning with fiscal year 2016 would be prospectively classified within financing activities and there is no need to restate prior years due to immateriality.

CAMMESA loan activity in fiscal year 2016 is related to funds received for a total amount of ThCh$18,407,468, which have been classified as “Proceeds from long-term loans” within the cash flow from financing activities. There were no payments made to CAMMESA in fiscal year 2016.

Note 38. Subsequent Events, page F-171

2.

We note that you will change your functional currency from the Chilean Peso to the U.S. dollar effective January 1, 2017. You indicate that it was a result of the corporate reorganization process completed during fiscal 2016. Citing the guidance in paragraphs 9-14 of IAS 21, please tell us in detail how you determined the U.S. dollar is now your functional currency. Please be detailed in explaining why the primary economic environment in which you generate and expend cash is dollar-denominated and why the corporate reorganization resulted in this determination. Since you indicate the corporate reorganization caused the change, please also clarify why the change was not applied and accounted for as of the fiscal 2016 reorganization date.

Response:

In response to the Staff’s comment, Enel Américas supplementally advises the Staff as follows:

Enel Américas is a holding company (hereinafter “holdco”) whose corporate purpose is investing in companies which operate autonomously in different countries and does not otherwise undertake any material operating activities on its own. Furthermore, as a holdco, its cash flows come from dividends received in different currencies that are generated by its investments. Therefore, the indicators in IAS 21.9(a) are not the relevant factors in determining the functional currency of the Company. While the Company incurs costs in Chilean pesos relating to its activities as a holding company located in Chile, those expenditures are not material for purposes of the assessment in IAS 21.9(b). Instead, the Company analyzed the indicators in IAS 21.10-12, which provides additional supporting evidence to determine the functional currency of an entity.

Prior to completion of the corporate reorganization process on December 1, 2016, the Company’s cash inflows were substantially generated from the dividends received from its investments in the currencies of each country in which they operate; similarly, operating costs and expenses were expended in Chilean pesos and represented 11% of dividend income, therefore, those cash flows and costs were not a conclusive factor for determining the functional currency under IAS 21.9.

The Company, following the authoritative guidance in IAS 21.10-11, considered the secondary factors related to generation of funds from financing activities, distribution and payment of dividends to the shareholders, the currency in which receipts from dividends collected from its investments were retained, as indicators that provide evidence of its functional currency.

Furthermore, under IAS 21.12, when the above indicators are mixed and the functional currency is not obvious, and before the 2016 reorganization, management could use its best judgment to determine the functional currency that most faithfully represented the economic effects of the underlying transactions, events and conditions. Consequently, the Company determined the Chilean peso as its functional currency, because it was the currency (i) in which it invested the cash flows received as dividends; (ii) in which it obtained its financing; (iii) in which dividends were distributed and paid to its shareholders; and (iv) in which it generated expenses.

As a result of the corporate reorganization process certain transactions and events took place towards the end of fiscal year 2016 and certain others in April 2017, as follows:

a.

Cash and cash equivalents - Until October 2016, approximately 59% of the Company’s cash and cash equivalents balance was denominated in Chilean pesos (“CLP”), with the remaining 41% denominated in U.S. dollars (“USD”). In November 2016, the Company entered into foreign exchange forward (USD-CLP) instruments that were used to re-denominate these investments into USD, which matured in early January 2017. Since January 1, 2017, a substantial portion of the Company’s cash and cash equivalents items, are being managed/invested solely in USD.

b.

Financial debt - On October 20, 2016, the Company issued US$600 million Yankee Bonds in the United States with a 10-year maturity and decided not to apply hedge accounting to re-denominate the debt to Chilean pesos. The proceeds from the debt issuance were partially used to fully paid the outstanding bonds issued in the United States (“old U.S. bonds”) and the swap contracts used as hedging instruments to hedge old U.S. bonds, which were settled on November 30, 2016. Since January 1, 2017, the financial debt of the Company is almost entirely denominated in USD (approximately 95%).

c.

Dividends received - Dividends from foreign investments are received in the currencies of each country in which those investments operate (Colombian Peso, Peruvian Sol, Brazilian Real, and Argentine Peso). Beginning with fiscal year 2017, the Company started entering into economic hedging against the exchange rate risk by entering into foreign exchange forward contracts between the different currencies in which dividends are received and USD.

d.

Request to the Chilean Internal Revenue Service to change the Company’s tax currency - On September 30, 2016, the Company's management formally requested Chilean Internal Revenue Service authorization to keep its accounting records in USD. On November 29, 2016, the Chilean Internal Revenue Service authorized the Company to keep its accounting records in USD beginning on January 1, 2017. Income tax will be payable at the CLP equivalent at the date of payment.

e.

Change the currency of the issued capital and equity accounts – Changes in the Company’s by-laws in order to modify the denomination currency of the issued capital and equity accounts from CLP to USD were approved at the Extraordinary Shareholders’ Meeting held in April 28, 2017. In addition, beginning with fiscal year 2017, dividends payable to shareholders will be distributed in USD.

Determining the new functional currency and its date of application

The determination of the new functional currency was based on the analysis of the primary and secondary factors established in IAS 21.9-10.

As previously discussed, Enel Américas is a holding company that does not undertake any material operating activities of its own. Therefore, the indicators in IAS 21.9 are not the most relevant factors in determining the functional currency of the Company.

In consideration of the indicators in IAS 21.10, the Company determined that the new financing activities, the future currency change of issued capital and equity accounts and the change in the currency in which cash and cash equivalents are retained, were relevant factors indicating that the CLP will not be the currency to reflect the principal economic environment in which the Company will generate and expend its cash. Consequently, the Company determined that the economic events and those that occurred as a result of the corporate reorganization process, provided in its judgment, sufficient evidence to support that there was a change to the underlying transactions, events and conditions previously considered to determine the Company’s functional currency. Accordingly, in accordance with IAS 21.36, the Company determined that the USD is the new functional currency that will most faithfully reflect the underlying transactions, events and conditions relevant to the Company following the corporate restructuring process.

Under IAS 21.35, when there is a change in an entity's functional currency, the entity should apply the translation procedures applicable to the new functional currency prospectively from the date of the change. The Company, based on its judgment and considering that the underlying transactions, events and conditions that justify the change in its functional currency have developed gradually, and those of greater relevance took place towards the end of fiscal year 2016 and beginning of fiscal year 2017, it has decided due to practical expedient, to apply the translation procedures applicable to the new functional currency prospectively beginning on January 1, 2017.

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Should you have any further questions or comments concerning the foregoing responses, please contact the undersigned and any of the people copied below.

Very truly yours,

/s/ Javier Galán
Javier Galán
Chief Financial Officer
Enel Américas S.A.

Enclosure
cc:	Luca D’Agnese, Chief Executive Officer
Paolo Pirri, Chief Accounting Officer Nicolás Billikopf, Capital Markets & Compliance Director Allen Miller, Norton Rose Fulbright U.S. LLP Sey‑Hyo Lee, Norton Rose Fulbright U.S. LLP